EXHIBIT 99.2
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Restructuring, Media Reports and Allegations
With reference to media reports, shareholders are notified that the Board of Directors is fully committed to good governance of the Company. Any allegation against the Company or any employee or officer of the company is subject to the application of the Company’s policies and procedures governing such matters, with full commitment to the principles of accountability and good governance at all times.
The CEO and Executive Committee are fully mandated to conduct the organisational restructuring process as part of the Company’s strategy to improve customer service, revenue growth and cost efficiencies, while recognising the changing economic environment and the interests of all stakeholders.
Johannesburg
13 February 2009
Sponsor: UBS